

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2014**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 27, 2014, Caterpillar Financial Services Corporation issued a press release reporting financial results for the year and fourth quarter ended December 31, 2013. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d)   Exhibits:
           99.1   Caterpillar Financial Services Corporation press release dated January 27, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: January 27, 2014   By: */s/ J. Wesley Blumenshine*
                                                           J. Wesley Blumenshine
                                                           Secretary

Exhibit No.	Description
99.1	Caterpillar Financial Services Corporation press release dated January 27, 2014

Exhibit 99.1

Caterpillar Financial Services Corporation
4Q 2013 Earnings Release

January 27, 2014

FOR IMMEDIATE RELEASE

Cat Financial Announces 2013 Year-End Results

Full-Year 2013 vs. Full-Year 2012

Cat Financial reported revenues of $2.78 billion for 2013, an increase of $90 million, or 3 percent, compared with 2012. Profit after tax was $530 million, a $98 million, or 23 percent, increase from 2012.

The increase in revenues was primarily due to a $229 million favorable impact from higher average earning assets, partially offset by a $123 million unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases and a $14 million unfavorable impact from returned or repossessed equipment.

Profit before income taxes was $718 million for 2013, compared with $591 million for 2012. The increase was primarily due to a $97 million favorable impact from higher average earning assets and a $67 million decrease in the provision for credit losses. These increases were partially offset by a $14 million unfavorable impact from returned or repossessed equipment.

The provision for income taxes reflects an annual tax rate of 25 percent for both 2013 and 2012. The 2013 annual tax rate of 25 percent excludes a benefit of $7 million, reflecting the impact of the American Taxpayer Relief Act.

New retail financing for 2013 was $13.08 billion, a decrease of $877 million, or 6 percent, from 2012. New retail financing decreased across all operating segments with the exception of North America, which increased.

At the end of 2013, past dues were 2.37 percent, compared with 2.45 percent at the end of the third quarter of 2013 and 2.26 percent at the end of 2012. Write-offs, net of recoveries, were $123 million for 2013, compared with $102 million for 2012. Full-year 2013 write-offs, net of recoveries, were 0.46 percent of average annual retail portfolio, compared with 0.42 percent in 2012. The increase in write-offs was primarily related to Cat Financial's European marine portfolio and was previously provided for in the allowance for credit losses.

At year-end 2013, Cat Financial's allowance for credit losses totaled $378 million or 1.30 percent of net finance receivables, compared with $426 million or 1.49 percent of net finance receivables at year-end 2012. The overall decrease of $48 million in allowance for credit losses during the year reflects a $55 million decrease associated with the lower allowance rate and a $7 million increase in allowance due to an increase in the Cat Financial net finance receivables portfolio.

Fourth-Quarter 2013 vs. Fourth-Quarter 2012

Cat Financial reported fourth-quarter 2013 revenues of $711 million, an increase of $32 million, or 5 percent, compared with the fourth quarter of 2012. Fourth-quarter 2013 profit after tax was $160 million, a $61 million, or 62 percent, increase from the fourth quarter of 2012.

The increase in revenues was primarily due to a $33 million favorable impact from higher average earning assets.

Profit before income taxes was $208 million for the fourth quarter of 2013, compared with $124 million for the fourth quarter of 2012. The increase was primarily due to a $61 million decrease in the provision for credit losses, a $16 million favorable impact from currency gains and losses and a $14 million favorable impact from higher average earning assets.

The provision for income taxes reflects an annual tax rate of 25 percent for the fourth quarters of both 2013 and 2012.

New retail financing in the fourth quarter of 2013 was $3.63 billion, a decrease of $221 million, or 6 percent, from the fourth quarter of 2012. The decrease was primarily related to our Latin America and Asia/Pacific operating segments, partially offset by improvements in our Europe and Caterpillar Power Finance operating segment.

"We are pleased with the continued growth in our earning assets and the solid performance of our portfolio during 2013," said Kent Adams, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "With our ongoing focus on expanding our ability to serve Caterpillar customers globally through financial services excellence, we remain well positioned to serve the needs of Caterpillar, Cat dealers and our growing customer base worldwide."

For over 30 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing financial service excellence to customers. The company offers a wide range of financing alternatives to customers and Cat® dealers for Cat machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia and Europe, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Jim Dugan, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

STATISTICAL HIGHLIGHTS:

FOURTH-QUARTER 2013 VS. FOURTH-QUARTER 2012
(ENDED DECEMBER 31)
(Millions of dollars)

	2013		**2012**		**CHANGE**
Revenues	$	711	$	679	5 %
Profit Before Income Taxes	$	208	$	124	68 %
Profit After Tax	$	160	$	99	62 %
New Retail Financing	$	3,629	$	3,850	(6)%
Total Assets	$	35,138	$	34,742	1 %

FULL-YEAR 2013 VS. FULL-YEAR 2012
(ENDED DECEMBER 31)
(Millions of dollars)

	2013		**2012**		**CHANGE**
Revenues	$	2,783	$	2,693	3 %
Profit Before Income Taxes	$	718	$	591	21 %
Profit After Tax	$	530	$	432	23 %
New Retail Financing	$	13,081	$	13,958	(6)%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions and ongoing challenges in the global financial and credit markets, and changes in laws and regulations (including regulations implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act) and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2012 and similar sections in our quarterly reports on Form 10-Q, that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.